Filed by Sunset Financial Resources, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Alesco Financial Trust

This filing relates to a proposed merger (the ”Merger”) of Alesco Financial Trust (“Alesco”) into a wholly-owned subsidiary of Sunset Financial Resources, Inc. (“Sunset”) pursuant to the terms of an Agreement and Plan of Merger dated as of April 27, 2006 (the “Merger Agreement”), by and among Sunset and Alesco. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Sunset on April 28, 2006. The Merger Agreement is incorporated by reference into this filing.

The following is a transcript of a conference call held on April 28, 2006 regarding the Merger:

SUNSET FINANCIAL

Moderator: George Deehan

04-28-06/10:00 a.m. CT

Confirmation # 4734555

SUNSET FINANCIAL

Moderator: George Deehan

April 28, 2006

10:00 a.m. CT

Operator:	Good day everyone and welcome to the Sunset Financial Resources Conference Call and Web cast. This call is being recorded.

As a reminder, this conference call will contain forward-looking statements that are subject to risks and uncertainties, including those described in the press release announcing the transaction, the slide presentation and Sunset’s filings with the SEC. We can offer no guarantee of future performances or of the timetable for completion of this transaction. Actual results may differ materially from those described during this call.

Finally, an archive of the presentation will be available at www.sunsetfinancial.net later today. The replay of audio portion of the conference call will be available starting on Tuesday, May 2, 2006.

At this time, I’d like to turn the call over to Mr. George Deehan for his opening remarks. Sir, please begin.

George Deehan:	Thank you, Jamie and welcome to the joint investor’s conference call of Sunset Financial and Alesco Financial to announce our merger transaction.

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Moderator: George Deehan

04-28-06/10:00 a.m. CT

Confirmation # 4734555

As I discussed on previous conference calls, we’ve engaged Banc of America Securities to evaluate opportunities to improve shareholder value. Our team has performed an extensive analysis of our strategic alternatives, including studying our own existing business model. And our special committee of the board of directors have determined that the best course of action to optimize shareholder value is to authorize this investment strategy and we have selected Alesco Financial Trust as our merger partner.

Alesco Financial is a specially finance REIT, which recently completed a 144-A equity offering and currently has approximately 2.2 billion in assets. Alesco is externally managed by Cohen Brothers.

The merged companies will pursue Alesco’s investment strategy focused on trust-preferred securities issued by banks and insurance companies, middle market loans and residential mortgage-backed securities.

In conjunction with the merger agreement, we are also entering into an externally managed agreement with Cohen Brothers, which is effective immediately. We believe this interim management agreement will allow us to achieve improved results during the pre-merger period.

With this brief overview, I will turn the call over to Daniel Cohen, the Chairman of the Board of Alesco.

Daniel Cohen:	Thank you very much, George. It’s my pleasure to be on the line today to discuss what I think will be a great transaction for our shareholders, for Sunset shareholders and to create a company that is able to achieve the returns that we’ve been able to achieve at Alesco Financial so far which have been a annualized dividends of above 12 percent return on investment and a 13 percent return on equity. And that’s even before we had been fully ramped up. Alesco Financial focuses with this interim management agreement, we turned Sunset Financials focus to

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Moderator: George Deehan

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deploying its assets in the asset classes that Cohen Brothers has become expert in – a leader in bank and insurance trust-preferred securities, asset-back securities and middle market loans. We manage $17 billion of assets in this area.

The fundamentals of the transactions are that Sunset will issue 1.26 shares for each Alesco share. That we will take over the management so that today we can start migrating the assets that Sunset has, many of which, or the preponderance of which can be relatively easily liquidated and moved into higher-yielding strategies to achieve the going forward what we expect 14 percent return on equity on Sunset’s going forward book value which will be above $7.74 a share that on this basis, we should be able to get very, very good returns for shareholders even before the merger’s effectuated and as the merger is effectuated, have a fully ramped up company that’s delivering these types of returns.

We’re expecting the merger to close in September – October and we will be making up to a $25 million self-tender offer at $8.74 cents a share.

Now, assuming that the tender offer is not subscribed at all, 58 percent of the ownership would be current Alesco shareholders and 42 percent would be Sunset shareholders but if the tender offer is subscribed, the Alesco shareholders would have the benefit of 65 percent of the REIT going forward.

It’s a transaction, it’s a transaction that is good for Sunset shareholders because day one, it becomes accretive. Within the first year of operations, it becomes accretive. The benefits from the new investment strategies are that we’re really able to invest in higher-yielding assets that are funded through what Cohen Brothers has become expert in, which are collateralized debt obligations which allow for interest rate insensitive funding, so movement in interest rates don’t affect us. And also that are permanent fundings, the funding last the lifetime of the assets.

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Moderator: George Deehan

04-28-06/10:00 a.m. CT

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And, on top of that, Sunset gains access to the 70 plus professionals that Cohen Brothers has, focusing on the verticals in the funding capabilities that we really bring to our Alesco Financial Trust vehicle.

Now overall, we believe that it will increase Sunset’s liquidity and improve their access or our access now to the capital markets as we go forward with higher return on equity strategy and a strategy that should be able to deliver very, very good dividends going forward.

It also provides public stock market liquidity to Alesco shareholders. It increases our book value slightly and it effectively doubles our capital base.

Now for us, this will be accretive also to earnings within the first year. Now the re-deployment of assets should take place as we look at our pipeline. The same mix of assets that we’ve deployed Alesco into to have the return on equities that we have had and expect to have going forward in asset classes that have low default rates and low volatilities. So you look at banks and insurance companies – insurance companies rated single B plus or better, by AM Best and you have approximately the same .3 percent, thirty basis points of defaults since 1969 in banks and insurance companies.

These are assets that we are market leaders in, we, we’re responsible for 35 percent of the lending to banks and insurance companies and additionally, we were at the top of asset-backed alerts, league tables in terms of CDO managers.

It’s the human resources that we bring to this externally managed company. Seventy plus professionals, strong external REIT management skills led by Jay McEntee, who is the CEO and President of Alesco Financial Trust and the Chief Operating Officers of Cohen Brothers, LLC as well as John Longino, who is the Chief Financial Officer of Alesco Financial Trust and will be – these will be serving officers in Sunset Financial before and after merge is in. Their leadership on

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the external management side – it’s augmented by our capital markets function, our sales and trading function that allows us access to low-cost effective rates of funding and permanent funding in the vehicles that are collateralized debt obligations.

The CEO at Cohen Brothers is Chris Ricciardi, who brings with him an award-winning and market-leading team to join Cohen Brothers – he has joined Cohen Brothers. He previously was at Merrill Lynch and it really augments our credit asset management which is focused on these four verticals – bank trust preferred, led by Shami Patel who also receives the insurance trust preferred lending led by Tom Friedberg. Kevin Braddish, who’s in charge of our middle market loans Alex Cigolle, in charge of our ABS and MBS strategies. All of these professionals have tremendous experience in their area. And some of the company’s structured finance experience, you can see on the next page – these are some of the transactions – the lending and financing transactions that we have done over recent years.

Now we’ve entered into an interim management agreement with Sunset Financial so that it’s the same financial relationship that Alesco Financial has with Cohen Brothers and it allows us to re-deploy the Sunset assets efficiently even before the two companies merge together. The advantage the Alesco shareholders and the Sunset Financial shareholders is on the new book value, on the new tangible book value, we’re able – we should be able to get the same 14 percent return on equity which translates into a strong return on investment, especially as we merge together, that return equity will be day one, the day that we merge together as we reposition the Sunset assets. The management team, I’ve talked a little bit about. The board of directors will be myself and J. McEntee as well as four independent Alesco directors and three independent Sunset directors.

Now to talk about Sunset Financial, I’d like to turn it over to Stacy Riffe who will talk about the existing company as it transitions.

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Moderator: George Deehan

04-28-06/10:00 a.m. CT

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Stacy Riffe:	Thank you, Daniel and good morning. For those of you that are not familiar with Sunset Financial, I’d just like to give you a brief overview of our company.

We are a real estate investment trust headquartered in Jacksonville, Florida and we specialize in the acquisition and management of RMBS and commercial mortgage bridge loans. We completed our IPO in March of 2004 and then during 2005, we have completed a significant overhaul of our executive management team as well as several members on our board of directors.

Once we completed that, we then turned to Bank of America and hired them to review our business plan, explore a range of alternatives to maximize shareholder value. And the result of that process that we’ve been undergoing for the past few months is our announcement to merge with Alesco today.

On page 14 of the presentation, you’ll see just a snapshot of our historical financial results. Again, we completed our IPO in March of ‘04, raising approximately $119 million, immediately started investing that into residential and commercial mortgages. And by the end of ‘04, we were up to $893 million in assets. Going into ‘05, we continued to invest our proceeds, bringing our assets up to $1.2 billion by the end of ‘05. Our assets are financed primarily with reverse repurchase agreements and then we hedge those reverse repurchase agreements with plain vanilla interest rate swaps. And as you’ve heard our Chief Investment Officer, Byron Boston say a number of times, our conservative hedging strategy has really helped protect the book value of our assets during this environment.

Turning to the right-hand side of the page to the income statements, 2004 was a short year – we produced a profit of $644,000 but late in 2004 and going into 2005, we started experiencing significant problems with our commercial portfolio. You can see that our provision during 2005 was $7 million and the substantial piece of that was related to commercial. To combat that and to

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Moderator: George Deehan

04-28-06/10:00 a.m. CT

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work through those problems, the company brought on a new VP of commercial lending in early 2005 and Skip Mullins has been working over the past several months to work through these commercial loans. Going into 2006, we are pleased to report that our commercial loans that we have on the books are performing and we have had no additional impairments on those assets.

Looking a little bit more in detail on our residential loan portfolio, as of March 31, we had approximately $884 million of mortgage-backed securities which are carried on our balance sheet as available for sale. We also have $156 million of purchase loans that we securitized in 2004 and those are carried on the balance sheet at amortized cost as opposed to fair market value. Our agency securities, as of March 31, had a weighted average coupon of 4.6 percent and an average of 44 months to reset. Our non-agency securities had a weighted average coupon of 4.8 – and I apologize, there’s a typo in the presentation – it’s 4.8 percent with an average of 39 months to reset. Our RMBS securities have either a triple-A or an implied triple-A rating or are agency backed by Fannie Mae.

Looking at the table on the bottom of page 15, it walks through the par value down to estimated fair value of our assets and you can see there that the par value of our total residential portfolio is a billion fifty one million at March 31. We have $8.4 million of unamortized premium on the book and we have unrealized losses of roughly $25.9 million, bringing our fair market value at March 31, on our residential portfolio to just over $1 billion.

Our commercial loan portfolio at March 31 has a book value net of reserves of $15.8 million. There is one loan that makes up the substantial piece of that and that’s the loan we refer to as Peerless, which is a loan collateralized by a resort development project in North Carolina. This particular loan had a balance at the end this year of over $16 million and since the first of the year, we’ve received almost $4 million in principal payments, bringing that balance below $13 million as of today. Those proceeds were through the sales of lots – 114 lots sold and are still a number of lots that the company is working to – that the development is working to sell. There’s actually a blitz planned throughout the summer, a retail blitz planned to continue selling lots to both investors and second homebuilders.

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Moderator: George Deehan

04-28-06/10:00 a.m. CT

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With that activity, we feel strongly that the continued pay down of the Peerless loan will bring us down below $8 million at the July 31 date which is a date inherent in the merger agreement where we may have a potential financial impact to the merger agreement.

With that overview, I will now turn the call over to Jay McEntee, President and CEO of Alesco.

J. McEntee:	Thank you, Stacy and good morning everyone. Alesco Financial is a Philadelphia-based REIT, and is externally managed by Cohen Brothers, which is also a Philadelphia-based company. We closed on our first equity raise at the end of January of this year, having raised $111 million at that time.

The commitment that we made to our investors was that we would quickly deploy that capital and thereby start immediately realizing a positive return for investors.

In fact, by March 31, we had deployed fully 85 percent of the equity that we had raised, purchasing $1.1 million of trust preferred securities, three hundred million dollars of residential whole loans, $500 million of ABS securities and $150 million of middle market loans. Because of that quick deployment of capital, we were able to realize sufficient earnings in the first calendar quarter of ‘06, which was a two-month calendar quarter for us. We were able to realize sufficient earnings to pay a 20-cent dividend. That translates to, on an annualized basis, a 13 percent ROE. It is our expectation that both during the pendency of this merger as well as subsequent to its consummation, that we will continue to have sufficient earnings to maintain – to at least maintain that 13 percent ROE.

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Moderator: George Deehan

04-28-06/10:00 a.m. CT

Confirmation # 4734555

The investment thesis of Alesco Financial is fairly simple. We focus on assets will low historical defaults and high relative yields. The trust-preferred securities that Dan mentioned earlier is the asset class that we invest the most in and most perfectly sets this investment thesis. Because of the rapid deployment of our capital, we are able to achieve a strong risk adjusted returns very early on in Alesco Financial’s life, again at 13 percent expected dividend yield. We’re able to do this by levering the experience and really, the business – the expertise of Cohen Brothers. At Cohen Brothers, we have invested; we’ve acquired approximately $17 billion dollars in the types of assets that Alesco Financial and the merged entity will be focused on. So, we have extensive experience in these asset classes with a very strong credit and return performance record.

The, as I mentioned, the most significant of our investments is in the trust preferred arena. A trust preferred security is simply a bond that has both equity and debt characteristics. It’s attractive to the issuers because, in the case of a bank, a bank can realize tier one capital treatment for up to 25 percent of its capital structure, consisting of the trust preferred securities. In the case of insurance companies, the insurance company gets regulatory capital treatment for 1that trust preferred security issuance.

This is a very broad market. It’s been around for quite a while. The first securitization of small to mid cap banks occurred in 2000. And that’s the place that we focus on is the small to mid cap bank – the bank a little bit harder to reach where our origination platform comes into play. There has been $25 billion worth of trust preferred issuance since that first pooled CDO with a current run rate of approximately $6 billion per year.

At a minimum, we expect that run rate to continue but we also expect a significant increase by virtue of the refinancing that we think is about to occur. In particular, the earliest CDO’s as the current CDO’s have underlying trust preferred with five-year no call. There has been some spread contraction – significant spread contraction since the early deals, resulting in our opinion, and effectively a 100 percent refinancing of those early transactions as they hit the five-year mark.

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Moderator: George Deehan

04-28-06/10:00 a.m. CT

Confirmation # 4734555

Cohen Brothers has been able to garner a 35 percent market share in this business and our expectation is that that market share will continue. We will at – we have at Alesco Financial and it would be our expectation to continue with the merged entity to invest approximately 50 percent of our capital in this asset class. In addition to trust preferred securities we have a mid-market loan program under the name Emporia. The purpose of this business is very simple, by and whole, a strategy in a traditional lending environment. We are lending into fairly straightforward and simplistic businesses cash flow driven, predominantly senior secured loans – again a very favorable risk-adjusted return with low and stable defaults. We would anticipate a continuing Alesco Financial’s pattern of investing 15 percent of its equity – of the merged companies equity into the equity of this asset class.

Finally, we also have a robust asset back securities securitization business. We operate this business under the Kleros name and here we invest in investment grade RMBS, CMBS and ABS securities. This is, like the other asset classes, very stable, very low default in the event of a default, very high recovery asset class. We anticipate devoting to the ABS business together with the mortgage loan portfolio, approximately 35 percent of the merged companies capital as we have done with Alesco Financial.

From a financing strategy, each of the asset classes is gathered up in pretty much the same way. We use third party warehousing to provide for the gathering of the assets in anticipation of a securitization. When we hold a sufficient amount of assets to effectuate a securitization, we then get the benefit of long-term, locked-in financing to hold these assets. From an equity standpoint, in the trust preferred and mid-market loan sectors, we anticipate investing approximately 50 percent of the underlying equity in these transactions. In both our ABS and mortgage loan portfolio, we would anticipate purchasing all of the equity in those transactions.

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Moderator: George Deehan

04-28-06/10:00 a.m. CT

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As I mentioned earlier, from – we – the success of our business is a function of leveraging the expertise and skill-set of the 70 plus professionals at Cohen Brothers.

Daniel Cohen, the founder of the company and now its Chairman, has extensive experience as a founder Chairman and CEO in a variety of specialty finance businesses and he leads the effort here, along with our new CEO, Chris Ricciardi. I am President and CEO of Alesco Financial; I’m Chief Operating Officer and have been, really, since the beginning, here at Cohen Brothers. Shami Patel is the Chief Operating Officer of Alesco Financial. Shami is responsible day to day, for running the Alesco trust preferred program and really, is the creator of its origination platform. John Longino is our dedicated CFO and Dan Munley is our Chief Legal Officer.

And with that, Daniel, I’ll turn it back to you for a summary of the transaction once again and questions.

Daniel Cohen :	Great. Well, just to go over the basic aspects of the transaction. You know, historically, for the last quarter in particular, Sunset Financial had paid a three-cent a share dividend on $10 for the book value and Alesco Financial had paid for two months so just, just multiplying by 1.5 to make it a quarterly number. The equivalent of a 30-cent dividend on about a $9.00 book value. Those results otherwise seem like they might continue.

The goal, of course, is for everybody to really benefit in a win-win situation, by having the highest return equity strategy possible for the book value that we have. We’re merging these two companies together and after adjustment for some of, some of, the non-performing elements of and market to market elements of the Sunset balance sheet. The combined company will have a book value of about $7.74. We go forward together with this combined book value.

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Moderator: George Deehan

04-28-06/10:00 a.m. CT

Confirmation # 4734555

We also, through the interim management agreement, expect to be able to ramp up our return on equity to the same return equity that Alesco has been able to get and it should be able to continue to get about a 14 percent return equity.

So, that math means that the distributions and the incomes and the shareholders should be substantial if the company goes forward, taking advantage of the lending practice that Cohen Brothers and Alesco really has. The Alesco REIT has a right of first refusal on all the transactions that we do. That right of first refusal is waived in order to ramp up the Sunset transactions in the interim and as we merge this together, Alesco should be able to go forward as the leader, really, in lending in these asset classes and the leader, really, in providing this type of return on equity to our shareholders as we hopefully grow book value by creating real value over the future period.

On that note, I’d like to open it up to questions.

Operator:	Thank you. Ladies and gentlemen, if you would like to ask a question at this time, simply press star one on your touch-tone telephone. Again, star one for questions or comments. If you’re using a speakerphone, please make sure that your mute function is turned off in order for your signal to reach our equipment. Once again questions or comments please press star one. We’ll pause for just a moment to assemble today’s question queue.

We’ll take our first question from Bill Vlahos with Odyssey Value Partners.

Bill Vlahos:	Thanks. I have two questions. Stacy, I didn’t quite understand what you said in terms of the peerless property and the July 31 deadline. Are you suggesting there’s some upside to that evaluation? Could you just better explain that for me?

Stacy Riffe:	Sure. Under the merger agreement – and a copy of that was filed this morning with the SEC, so you should have access to that – there is a potential adjustment in the event that our

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Moderator: George Deehan

04-28-06/10:00 a.m. CT

Confirmation # 4734555

peerless loan balance is not down to $8 million by July 31. Management at Sunset feels confident that we will reach that $8 million number but there is, in essence, an adjustment to the purchase price calculation if that loan balance at July 31 is in excess of $8 million.

Bill Vlahos:	OK. So is there any other potential upside to the Sunset evaluation in terms of Hawaii or anything else?

Stacy Riffe:	The – well as you know, the Hawaii loan on our books is, is reserved at full book value so there’s no balance left on that but we are continuing to pursue collection efforts on that loan. And to the extent that we actually receive and have some success in those collection efforts, then those proceeds would be passed along to the shareholders depending upon timing on a pro rata basis.

Bill Vlahos:	OK. And then my second question is for George. Can you talk a little bit about, sort of, the process and the alternatives in terms of doing this deal? I mean I fully understand that, you know, that over time, this could be in a situation where Sunset shareholders get significantly more value than they otherwise would. But it does seem odd to me – and I think most shareholders were expecting sort of a more of a conventional transaction and expecting the acquisition to happen, sort of, more immediately closer to the stated book value of last quarter. So, you know, when you took over, you said, your stated objective and I believe your bonus was tied to, you know, getting the stock and selling it at book and at this point, potentially in the short run it would be significantly – it would be a significant shortfall of that. So, you can you just talk a little bit about why you chose this particular transaction not others where potentially, shareholders could make more money sooner?

Stacy Riffe:	George, before you answer that I want to make sure that it’s clear to everyone book value. As anyone that’s been on our Sunset conference calls has heard, our book value is calculated

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Moderator: George Deehan

04-28-06/10:00 a.m. CT

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simply by looking at the face of the balance sheet is not an accurate depiction of market value. The securitized loans on our balance sheet are carried at historical cost, which is about $6.8 million in excess of the actual fair market of those assets.

Bill Vlahos:	I understand that but the actual value is probably a lot closer to your stated book value than it is to the current price, the current tender price.

Daniel Cohen:	Can I? – You know, we’ve done a lot of work on this in terms of looking at the actual underlying loans. And we do manage a lot of mortgages and mortgage back securities. So I was just wondering how you determine that it’s closer to the underlying price rather than the market to market price?

Bill Vlahos:	Well why don’t you tell me a little bit about the process and the alternatives and why you chose this particular transaction?

George Deehan:	We can get into – this, is George – we can get into the fair value, book value and knew that was going to come into this discussion and we certainly have a lot of people on this phone call that would be – are capable of addressing that and everyone’s going to have an opinion about that.

Going back to my original statement when I joined, I came off the board to jump into this company to say, OK, let’s do the right thing and we certainly in my opinion and again, this, is our opinion, we hired the Bank of America which is the appropriate person or group to represent us in the marketplace, to go look at very serious process with roughly, 30 or 40 people have jumped into our data room signing agreements, very serious process, which we took serious and you know, and it wasn’t, you know, a CEO running his mouth. We were trying to get the best value for you all. And I think at the end of the day, albeit it might not your traditional kind of event, here, this, is – we are very fortunate to have this kind of organization – Cohen Brothers – with a kind of

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breadth and depth that they have behind us that this accretive nature, you know, some period of time from this date will be a very pleasant event and we’re very comfortable that everyone will be very pleased on this call, that this – that we were fortunate enough for this partnership to avail itself.

And believe me, we had many people at the dance, or more traditional, as you might think that we felt we had a special committee of our board in the Bank of America and that this deal that have today and we certainly – that’s why we’re having this call, to, to discuss the validity going forward is the best for you all. And it, you know, it goes back to a long, deep, hard process and this, is what comes out of it.

Bill Vlahos:	OK. And are you going to get your bonus?

George Deehan:	That’s to be determined.

Bill Vlahos:	OK. All right. Thank you.

Operator:	We’ll take our next question from Ted Wachtell with Millennium Partners.

Ted Wachtell:	Hello.

Stacy Riffe:	Hello?

Ted Wachtell:	Hello? Can you hear me? Can you hear me?

Daniel Cohen:	Yes, we can.

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Ted Wachtell:	OK, I actually had to jump up for a second and grab another call, so I got on and didn’t hear anyone and that because you had queued me up. OK. This is Ted Wachtell, Millennium Partners. I just have a question for you.

The, you know, you said there were 15 or so – or maybe more, I can’t remember what you – exactly what you said – people who had interest and came to the data room. I’m trying to understand this alternative relative to liquidating. Was liquidating viewed as a viable alternative and you know, when we see the proxy for this transaction, will we see numbers as to what you believe the liquidation value is of the company, recognizing that liquidation value is something that’s a little more nebulous and takes some time to achieve, though I think the lion’s share of it could be liquidated pretty quickly and distributed to shareholders. That’s my first question and I do have a follow-up for you.

Stacy Riffe:	Well, regarding the liquidation approach, absolutely, that was looked at. The special committee looked at that, the entire management team looked at that so that was evaluated and as you acknowledge, that’s somewhat of a nebulous process.

Given the credit worthiness of our securities portfolio, it could be liquidated in fairly short order at approximately fair market value – again, including the securitization, which would have to be dropped down to fair market value. That would be a several week process, most likely. And what – and there would still be transaction costs related to that, of course. You know, shutting down the company and those types of things so that it would incur –there would be cost-incurred with that approach as well.

But again, as appealing from our perspective on this particular transaction is the potential upside that we’re providing to our shareholders. Liquidation value would provide our shareholders just that – liquidation value. You know, take your money and go to your next investment. This particular transaction provides a fairly quick re-deployment of our assets into a higher-yielding asset class that should result in higher earnings which then in turn results in higher dividend yields and in improved book value.

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Ted Wachtell:	OK. But, you know, the obstacle that you face is that you have tender for roughly, I’m going to say, 30 percent of the stock at $8.74. Now, if some people are viewing the various alternatives, you know, go on with the existing company, tender at $8.74, or, is there another option that would result in liquidation of the company at a value north of $9. And then the question becomes, how will we all vote? So, obviously we need to get a much better understanding of what the book value is, of the company we’re buying – we don’t see that, we don’t know that, you didn’t put that in the press release. What the assets are, what, you know, what this trust preferred business is really all about because I’m not that familiar with it. I mean, I understand $25 trust prefers that are issued by banks in the open market that retail typically buys. Is that the type of product that this company is buying?

Daniel Cohen:	Maybe I can go through those questions, you know, one by one. The first thing is, is that in the investor presentation at the back, there is a calculation of the book value – the adjusted book value per share, including market-to-market securitization and other adjustments that were made to the book value. Turn to the calculation page 27 on the presentation that was filed with the FCC.

The second question is no. We’re direct lenders. What we lend to are not, are not the handful of large banks that today issue $25 trust preferred shares. What we lend to is we’re looking at the whole, entire, wide range of banks and financial companies that have had extremely low default rates. The same types of default rates as those that have occurred among the largest 50 banks but where we create value by lending directly to them in private market transactions that we’re typically – we are the direct lender, the only lender involved in the situation. And we get a higher premium simply because of the complexity of analyzing the assets.

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Over the long term premium to the large bank equivalence is over – is hundreds of basis points. While the default rate difference is in tens of basis points at most. Ten to 15 basis points. So you have this tremendous credit arbitrage that we have in an asset class where we have a history of no losses and at most, one delinquency out of hundreds of companies lent to at any given time. So, it’s that ability to lend into this asset class that really drives the value creation proposition, here.

Ted Wachtell:	OK. Well, obviously you’re going to, you’re going to come in and visit with us to talk to us in more detail about that. I mean, I think you need to do that with all your large investors because I think that there is this feeling that, that, that this, is a disappointment relative to expectations. That the 8.74 is relatively low. It’s certainly below market. And, and, I certainly need to get a much more comfortable feeling than I have simply from this call as to what the value is of the combined company on a going forward basis. So, you know, obviously, we’ll be talking because there’s a shareholder vote here.

Stacy Riffe:	Let me just – Ted, can I just add one more thing on the liquidation value. The book value when you deduct the market value adjustment on the securitization. That brings our book value down by about 65 cents from the face calculation.

Ted Wachtell:	So, from what to what?

Stacy Riffe:	If you look at the 12/31/2005 number and.

Ted Wachtell:	I don’t have it in front of me.

Stacy Riffe:	OK, 12/31/2005 – the actual book value per share calculated by simply taking equity divided by shares was $10.17. And then if you back off the market-to-market adjustment on the

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Moderator: George Deehan

04-28-06/10:00 a.m. CT

Confirmation # 4734555

securitization, that would be 65 cents off of that number. Which brings you down to $9.52, I believe the number is. And then, if you were to – if that’s our starting point, going forward for a liquidation – for liquidation purposes, of course, as we said, that would take several weeks or a handful of weeks and we would still have certain costs that we would incur on top of that to expectively bring the liquidation value down south of $9.

Ted Wachtell:	Right. Yes but several weeks is certainly a lot less time than third or fourth quarter.

Stacy Riffe:	Yes, but keep in mind that we are starting to invest fairly immediately in the new asset class and that’s the intention of entering into the interim management agreement and whereby the full benefit will not be received until the – or acknowledge until the merger is closed. You know, there is still long-term benefit or fairly short-term benefit as well as long-term benefits for upward growth. Also in a liquidation analysis, there would probably be no dividends provided to the stockholders until the liquidation process was completed.

Daniel Cohen:	And I think, Stacy, you’re talking about the actual liquidation of the most liquid of the securities would take a few weeks whereas some of the commercial loans, other of the operating expenses will continue to weigh on the business for probably a number of years.

Stacy Riffe:	Right.

Ted Wachtell:	Well, yes. A liquidation process typically takes two to three years but the line share of the capital could be returned to investors with obviously money retained for, for, for winding up and liquidating. That’s typically the way companies are liquidated and that process can be done fairly efficiently and a large distribution can be made to shareholders while other monies are held behind in escrow and that process can take two to three years. I mean, I have some experience in doing that so it’s certainly a viable option for the company and you’re saying that it was fully vetted and analyzed and we’ll see that in the proxy.

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Stacy Riffe:	Yes. That’s correct.

Ted Wachtell:	OK. OK.

Daniel Cohen:	We hope to educate shareholders with the next few quarters about the returns we were able to bring in terms of re-deploying the strategy.

Ted Wachtell:	Well, I’m interested in having you do that. That’s for sure.

Daniel Cohen:	Great.

Ted Wachtell:	I may be very excited by what I see but it’s difficult in such a short time to tell you that I am excited.

Daniel Cohen:	And believe me, I understand that what I’m hearing from you is not exactly what you were expecting and not getting what we expect, it takes some time to see what we didn’t expect is, in fact, better for us or a lot better for us, I would think. Or, potentially not as good. Thanks a lot, though.

Ted Wachtell:	Yes. Ok. Thank you.

Operator:	Once again, ladies and gentlemen, it is star one for your questions and comments. Again, star one. We’ll go now to Jay Gottlieb, private investor.

Jay Gottlieb:	Hi. First of all, I’d like to say the deal sounds interesting. I’m not crazy about the actual ratios and distribution but basically I have four questions. One, what are the break-up fees involved if, for whatever reason, this deal doesn’t go through? Stacy?

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Stacy Riffe:	The actual dollar amount is $3.3 million and it’s based on what you would typically see in a merger agreement.

Jay Gottlieb:	Excuse me? You said $3.3 million to the Cohen Brothers?

Stacy Riffe:	Yes.

Daniel Cohen:	To Alesco Financial.

Jay Gottlieb:	OK. OK. Are you complying with all state and federal laws in turning over an operation to another entity without shareholder approval? Basically giving over the keys to the castle without shareholder approval?

Stacy Riffe:	You’re referring to entering into the interim management agreement?

Jay Gottlieb:	OK. I understand that but I’m saying – are you leaving yourself open to suits by shareholders or governmental agencies by doing so?

Stacy Riffe:	No, we’ve had legal counsel heavily involved in this transaction and feel quite comfortable that entering into the interim management agreement is within our rights to do – the board’s right to do.

Jay Gottlieb:	OK. All right.

Stacy Riffe:	… entering into that is a part of the benefits that we’re bringing to the stockholders.

Jay Gottlieb:	OK. And if in fact the shareholders do not approve this transaction, how do you unwind it?

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Daniel Cohen:	We have agreed to continue to service the management of the company and manage the continued investments until the board chooses to do what it chooses to do. And there is a termination penalty that mirrors the termination penalty in our management agreement based on the situation.

But we have a lot of confidence that we’ll be able to make people comfortable with the investment strategy that we’re pursuing. We did a recent private offering that was larger than the market cap of Sunset Financial and that was over-subscribed and larger than the stated amount that we wanted to raise, and that the opportunity for us to work for Sunset’s shareholders in creating value by investing in an asset class where we can be interest-rate insensitive and funding insensitive while focusing on credit quality in areas that we really know well.

In credit quality in areas that have tremendous credit performance really gives us a tremendous opportunity to perform and create value and create valuable investments day one for Sunset shareholders. We currently manage over $17 billion of these assets so the relative amount of investment here is not, is not so material to our overall historical management practice. But this really will be the vehicle that’s the going forward vehicle for our asset management practice which we think is one of the more unique ones is credit asset management.

Jay Gottlieb:	Right. I’m not impugning your capabilities. I’m all for a deal but I just don’t like what’s called the distribution of the, let’s call it the assets between the two companies. I mean, Alesco – the way I calculate it, you sold stock at $10. There was a 70-cent seller’s fee which means you had a $9.30 book when the dust settled and Sunset has, well, as of yesterday, I thought the book was $10.17 but now you’re saying it’s less. I thought a book value is a book value.

I mean, I don’t know where the 65 cents suddenly vaporized. I’d like a better answer on that in a different call but I’m just disappointed in the distribution of the equity between the two companies. It seems like we’re ending up on the short end of the stick, here. And I find it hard to believe that the shareholders will go for this deal. And I’d like to know what the ramifications are if the deal doesn’t go through and can the board and the executives be held liable for any of the losses incurred. That’s my concern.

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Daniel Cohen:	Well, it’s nice of you to be concerned for the board and the executives. I think that what we’ve done in the last few months is create real value, we’ve had almost as much distribution the first two months of operations based on earnings as the earnings of Sunset Financial over its entire history and we actually expect to deploy the assets so that Sunset will be a substantially profitable company in near term and not just in the longer term. I think that the value creation that we had relative to moving this deal forward and convincing after extensive evaluation to the special committee of the merits of the assets that we can create will really allow us to create value for Sunset shareholders as well.

Jay Gottlieb:	I totally agree in that. I just don’t like the distribution. And that’ll be my final word on this.

Daniel Cohen:	OK.

Operator:	We will take our next question from Mark Patterson with NWQ Investment Management.

Mark Patterson:	Hi. I’m sorry, I don’t have all the stuff in front of me either but could you just please tell me that the $10.17 book value that I understand the adjustment on the securitized loan piece, the 65 cents. The other portion that takes us down to $8.74 is kind of your estimate of wind-down cost or, can you please give us a breakdown of what the extra, I think it’s, like, 70 some cents – what the breakdown of that is?

Stacy Riffe:	I don’t have an actual breakdown right in front of me but yes it is the wind-down costs, the closing down of this office, the departure of the executives, management team…

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Mark Patterson:	Can you just – I mean, I know you don’t have the exact figures and we’ll probably see those but can you just give me a general idea of how that breaks down, like, how much, like, Stacy – you and George and Byron – what type of value you can receive in this deal?

Stacy Riffe:	We have – the people that you just mentioned, of course we are under employment agreements. Those employment agreements have been filed so that information is public record. It roughly equates to, I believe, north of $2 million as a component. Maybe $2 1/2 million when you look at the complete packages. That would be the, in essence, the severance component. And then, as you know, we have bankers’ fees and then as is customary, we’ll have a six-year tail on our D&O insurance policy, which these days, D&O insurance is not cheap.

Mark Patterson:	OK. So these three components – the $2 1/2 million severance – and I understand you guys have filed your contracts and I can look at that. I just wanted you to tell me what it was. The bankers’ fee and the tail, the six-year tail on the D&O is kind of the bulk piece of what would – I guess, essentially, you got 10 million shares, in change $8 million is?

Stacy Riffe:	There’s a couple of other components. We have a couple of technology contracts that we have to break; we have a lease on this office facility that we have to break so there are some breakage costs in there as well.

Mark Patterson:	OK. It seems to me like you’re going through this exercise of, you know, if Sunset had to do this and present value liquidation, we’d be worth $8 and change and hey, let’s go give a ratio of 1.20 – I’m not going to say anything bad about Alesco. I don’t know the company but, you know, the ratio that being paid here – and all of a sudden shareholders are left with a, you know, book value that – albeit it a company that might be a stronger earner and stronger growth prospects and a lot of other beneficial aspects to the new company. You know, a book that is less than $8.00 or something on a performa basis.

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Stacy Riffe:	Well, I don’t believe it’s less than eight bucks but the expenses that we’ve just noted –

Mark Patterson:	Well, after the exchange ratio what’s the performa book value of the company?

Stacy Riffe:	Oh, I’m sorry. Yes performa book value yes it is roughly $7.74.

Mark Patterson:	So less than $8.00?

Stacy Riffe:	But what I wanted to point out was the costs that we just talked about – you know, in a liquidation scenario, a number of those expenses are still going to be expenses and that’s our scenario. You know, we would still have breakage costs, lease termination fees, a tail on D&O insurance likely and the contracts the way, would be honored.

Daniel Cohen:	Yes. And I think I would just point out that the, you know, just the liquidation costs those are the basic costs for any transaction. The liquidation costs would be probably even more substantial. But you know, one of the things that – very, very quickly, by re-deploying these assets into really value-added lending, lending in a franchise that has substantial value in a scenario that has high barriers entry and that very few people have gone into even though many have tried to look at it is something that can create real value. And I think —

Mark Patterson:	Well, we have the option to, you know – I know it’s not a public entity so we don’t, I guess, have the option to invest in your company but, you know, and let’s do this transaction but these investors have the option to go seek high investment return companies wherever we want. We’re kind of, as opposed to being, I would say, forced into this deal, but ..

Daniel Cohen:	You know, we don’t view it as forcing anybody to this deal. We think that our – you know, be able to add great value to your position and we did set aside a certain amount of funds to provide some liquidity at $8.74 a share for those who didn’t want to buy into that.

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Mark Patterson:	OK. Thank you very much.

Operator:	And at this time, the question and answer session has concluded. I’ll turn the conference back over to Daniel Cohen for any additional or closing comments.

Daniel Cohen:	Well, if there are no more questions, I’d like to thank everybody for participating in this conference. Hopefully over the next few months, we will be able to explain and prove out the value of the business that we are creating here. And I look forward to getting to know as many of the Sunset shareholders as would like to continue asking questions over periods of time. So, thank you very much and we will have other conference calls later. Thank you.

Operator:	Once again, ladies and gentlemen, that concludes today’s call. Thank You for your participation. You may disconnect at this time.

END